Public ASML 2022 First-Quarter Veldhoven, the Netherlands April 20, 2022 ASML reports €3.5 billion net sales and €695 million net income in Q1 Sales growth expectations for 2022 unchanged Exhibit 99.2

Public Page 2April 20, 2022 • Investor key messages • Business summary • Outlook • Financial statements Agenda

Public Page 3April 20, 2022 Investor key messages

Public Page 4April 20, 2022 Investor key messages • Global megatrends in the electronics industry, supported by a highly profitable and fiercely innovative ecosystem, are expected to continue to fuel growth across the semiconductor market • Growth in semiconductor end markets and increasing lithography intensity are driving demand for our products and services • ASML’s comprehensive product portfolio is aligned with our customers’ roadmaps, delivering cost effective solutions in support of all applications from leading edge to mature nodes • Based on different market scenarios as presented during our Investor Day in September 2021, we presented an opportunity to reach annual revenue in 2025 between approximately €24 billion and €30 billion, with a gross margin between approximately 54% and 56% • As presented at our Investor Day in September 2021 we see significant growth opportunities beyond 2025 and we expect our systems and Installed Base Management1 could provide an annual revenue growth rate of around 11% for the period 2020-20302 • ASML and its supply chain partners are actively adding and improving capacity to meet current and future customer demand. Based on market developments we are looking at feasibility of further increasing our capacity beyond what we presented during our September 2021 Investor Day • In light of the demand and our plans to increase capacity, we expect to revisit our scenarios for 2025 and growth opportunities beyond. We plan to communicate updates in the second half of the year • We are continuously striving to improve our performance on ESG Sustainability KPIs and are upgrading our ESG Sustainability strategy to accelerate progress • We expect to continue to return significant amounts of cash to our shareholders through a combination of growing dividends and share buybacks 1 Installed Base Management equals our net service and field option sales, 2 based on third party research and our assumptions

Public Page 5April 20, 2022 Business summary

Public Page 6April 20, 2022 1 Installed Base Management equals our net service and field option sales 2 Our systems net bookings include all system sales orders for which written authorizations have been accepted. Q1 results summary • Net sales of €3.5 billion, net systems sales of €2.3 billion, Installed Base Management1 sales of €1.2 billion • Gross margin of 49.0% • Operating margin of 22.2% • Net income as a percentage of net sales of 19.7% • Earnings per share (basic) of €1.73 • Net bookings2 of €7.0 billion, including €2.5 billion of EUV 0.33 NA systems and multiple EUV 0.55 NA (EXE:5200) systems

Public Page 7April 20, 2022 Net system sales breakdown (Quarterly) Q1’22 total system sales €2,287 million Q4’21 total system sales €3,464 million

Public Page 8April 20, 2022 Logic Memory Installed Base Management1 1 Installed Base Management equals our net service and field option sales Total net sales € million by End-use

Public Page 9April 20, 2022 Litho systems bookings activity by End-use Q1’22 total system value €6,977 million Q4’21 total system value €7,050 million Lithography systems New Used Units 154 9 Lithography systems New Used Units 182 9 Our systems net bookings include all system sales orders for which written authorizations have been accepted.

Public Page 10April 20, 2022 • In Q1 2022 we repurchased around 3.6 million shares for a total amount of around €2.1 billion • Total shares bought under the 2021-2023 program until end of Q1 is around 10.2 million shares for a total amount of €6.7 billion • Intention to declare a total dividend for 2021 of €5.50 per ordinary share, consisting of: ◦ interim dividend of €1.80 per ordinary share paid in November 2021 ◦ final dividend of €3.70 per ordinary share, as proposed to the 2022 AGM Capital return to shareholders Capital return is cumulative dividend + share buyback Share buyback Dividend paid The dividend for a year is paid in the subsequent year, except interim Total dividend Interim dividend Proposed final dividend

Public Page 11April 20, 2022 Outlook

Public Page 12April 20, 2022 Outlook Q2 • Net sales between €5.1 billion and €5.3 billion, ◦ including, Installed Base Management1 sales of around €1.2 billion ◦ excluding, net revenue shift of around €800 million due to fast shipments to subsequent quarters • Gross margin between 49% and 50% • R&D costs of around €790 million • SG&A costs of around €220 million 2022 • Strong demand drives expected net sales growth of around 20% • Estimated annualized effective tax rate between 15% and 16% 1 Installed Base Management equals our net service and field option sales

Public Page 13April 20, 2022 Financial Statements

Public Page 14April 20, 2022 Consolidated statements of operations € million Quarter on Quarter Q1 2021 Q2 2021 Q3 2021 Q4 2021 Q1 2022 Net sales 4,364 4,020 5,241 4,986 3,534 Gross profit 2,352 2,045 2,711 2,701 1,731 Gross margin % 53.9 50.9 51.7 54.2 49.0 Other income 1 — — — 214 — R&D costs (623) (634) (609) (681) (739) SG&A costs (168) (172) (183) (203) (208) Income from operations 1,561 1,239 1,919 2,031 784 Operating income as a % of net sales 35.8 30.8 36.6 40.7 22.2 Net income 1,331 1,038 1,740 1,774 695 Net income as a % of net sales 30.5 25.8 33.2 35.6 19.7 Earnings per share (basic) € 3.21 2.52 4.27 4.39 1.73 Earnings per share (diluted) € 3.20 2.52 4.26 4.38 1.73 Lithography systems sold (units) 2 76 72 79 82 62 Net bookings 3 4,740 8,271 6,179 7,050 6,977 1 Other income includes the gain on the sale of Berliner Glas subsidiaries. 2 Lithography systems do not include metrology and inspection systems. 3 Our systems net bookings include all system sales orders for which written authorizations have been accepted. These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Page 15April 20, 2022 Consolidated statements of cash flows € million Quarter on Quarter Q1 2021 Q2 2021 Q3 2021 Q4 2021 Q1 2022 Cash and cash equivalents, beginning of period 6,049 3,244 5,187 4,319 6,952 Net cash provided by (used in) operating activities (942) 3,569 1,802 6,417 (586) Net cash provided by (used in) investing activities (307) 991 (280) (476) (12) Net cash provided by (used in) financing activities (1,560) (2,613) (2,392) (3,327) (2,030) Effect of changes in exchange rates on cash 3 (4) 2 19 — Net increase (decrease) in cash and cash equivalents (2,806) 1,943 (868) 2,633 (2,628) Cash and cash equivalents, end of period 3,244 5,187 4,319 6,952 4,324 Short-term investments 1,412 187 137 638 399 Cash and cash equivalents and short-term investments 4,656 5,374 4,456 7,590 4,723 Purchases of property, plant and equipment and intangible assets (197) (247) (205) (291) (252) Free cash flow 1 (1,139) 3,322 1,597 6,126 (838) 1 Free cash flow, which is a non-GAAP measure, is defined as net cash provided by (used in) operating activities minus purchases of Property, plant and equipment and intangible assets, see US GAAP Consolidated Financial Statements. These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Page 16April 20, 2022 Consolidated balance sheets € million Quarter on Quarter Assets Q1 2021 Q2 2021 Q3 2021 Q4 2021 Q1 2022 Cash & cash equivalents and short-term investments 4,656 5,374 4,456 7,590 4,723 Net accounts receivable and finance receivables 4,524 4,426 4,708 4,597 4,954 Contract assets 107 179 272 165 371 Inventories, net 4,748 5,086 4,944 5,179 6,074 Other assets and Held for sale assets 2,396 2,088 2,268 2,010 2,402 Tax assets 1,510 1,319 1,276 1,141 1,953 Equity method investments 842 865 963 893 940 Goodwill 4,556 4,556 4,556 4,556 4,556 Other intangible assets 1,014 988 964 952 923 Property, plant and equipment 2,522 2,609 2,730 2,983 3,159 Right-of-use assets 344 326 161 165 177 Total assets 27,219 27,816 27,298 30,231 30,232 Liabilities and shareholders' equity Current liabilities 6,876 8,754 9,163 12,298 13,613 Non-current liabilities 6,714 6,969 6,633 7,792 7,809 Shareholders' equity 13,629 12,093 11,502 10,141 8,810 Total liabilities and shareholders' equity 27,219 27,816 27,298 30,231 30,232 These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Page 17April 20, 2022 This document contains statements that are forward-looking, including statements with respect to expected trends, including trends in end markets and technology industry and business environment trends, rising business costs, outlook and expected financial results, including expected net sales, gross margin, R&D costs, SG&A costs and estimated annualized effective tax rate, bookings, expected growth in net sales, full year 2022 expectations including revenue, shipments and expectations for EUV, DUV, IBM and expectations by market segment, statements made at our 2021 Investor Day including revenue and gross margin opportunity for 2025 and growth opportunities beyond 2025, expected annual revenue growth rate for the period of 2020-2030, and our plan to revisit these expectations presented at the 2021 Investor Day, expected revenue recognition, including estimates of revenue to be recognized in periods after shipment, expected shipments, plans and strategies, including plans to increase capacity and plans to build additional cleanrooms, customer demand and plans to meet increasing demand, statements with respect to dividends and share buybacks and financial policy including statements with respect to the 2021-2023 share buyback program, including the amount of shares intended to be repurchased under the program, ESG strategy improvement and other non-historical statements. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "target", "future", "progress", "goal" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, the impact of general economic conditions on consumer confidence and demand for our customers’ products, performance of our systems, the impact of the COVID-19 outbreak and measures taken to contain it on us, our suppliers, the global economy and financial markets, the impact of the Russian military actions in the Ukraine and measures taken in response on the global economy and global financial markets and other factors that may impact ASML’s financial results, including customer demand and ASML’s ability to obtain parts and components for its products and otherwise meet demand, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, production capacity and our ability to increase capacity to meet demand, the impact of inflation, the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, supply chain capacity and logistics and constraints on our ability to produce systems to meet demand, trends in the semi-conductor industry, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, availability of raw materials, critical manufacturing equipment and qualified employees, trade environment, import/export and national security regulations and orders and their impact on us, changes in exchange and tax rates, available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2021 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law. Forward looking statements

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